December 30, 1999


Bennett-Reed, Inc.
11260 North 92nd, Suite 1118
Scottsdale, Arizona 85260

Re: BENNETT-REED, INC.

Gentlemen:

The undersigned is the record owner of 1,225,000 shares of the common stock of Bennett- Reed, Inc., par value $.001 per share (the "Shares), such Shares are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

The Company  intends to file a Form  10SB12G  with the  Securities  and Exchange
Commission. Thereafter, during the pendency of said filing, the undersigned, together with the other majority shareholders, and each of them, agreed as follows:

1. The undersigned will not sell, contract to sell, or make any other disposition of, or grant any purchase option for the sale of, any of the shares of the common stock owned by the undersigned, directly or indirectly, until such time as the Company has entered into a merger or acquisition or the Company is no longer classified as a "blank check" company, as that term is defined in the Form 10SB12G on file with the Securities and Exchange Commission, whichever first occurs.

2. The undersigned acknowledges that Executive Registrar & Transfer Agency, Inc., 3145 West Lewis, Suite 2, Phoenix, Arizona 85009, the transfer agent for the Company, has been advised of the restrictions described herein and that any attempts by the undersigned to violate said restriction may result in legal action(s) by the Company. The undersigned further agrees, upon the request of the Company, that in addition to any other restrictions reflecting that the Shares have not been registered under the Securities Act of 1933, as amended, may be placed on individual certificates issued.

Very truly yours,



/s/ EARL P. GILBRECH
-----------------------
EARL P. GILBRECH

cc: Executive Registrar & Transfer Company